MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2019

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2019 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2019, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 18, 2020 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the development of its existing mineral properties and acquiring new assets. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and three mines recently put on temporary suspension: the San Martin Silver Mine, the Del Toro Silver Mine and the La Parrilla Silver Mine. Since September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the research and development stage for the new high-recovery microbubble flotation cells in 2020. In January 2020, the Company disclosed a temporary suspension of mining and milling operations at the Del Toro mine in order to improve overall operating cash flows and profit margins while focusing on an expanded drill program in the area. In the meantime, the Company will continue evaluating mining methods and metallurgical test work at Del Toro, focusing on the San Juan ore body which contains a large zinc mineral resource. Additionally, the Company will continue supporting corporate social responsibility ("CSR") projects and community activities to assist local stakeholders and partners in the communities surrounding the Del Toro and La Parrilla mines.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2019 Annual Report	Page 3

2019 ANNUAL HIGHLIGHTS

Key Performance Metrics	2019	2018	2017	Change '19 vs '18
Operational
Ore Processed / Tonnes Milled	2,831,999	3,375,452	2,981,506	(16%)
Silver Ounces Produced	13,241,118	11,679,452	9,749,591	13%
Silver Equivalent Ounces Produced	25,554,288	22,243,071	16,207,905	15%
Cash Costs per Ounce (1)	$5.16	$6.98	$7.04	(26%)
All-in Sustaining Cost per Ounce (1)	$12.64	$14.95	$13.82	(15%)
Total Production Cost per Tonne (1)	$75.05	$60.71	$50.12	24%
Average Realized Silver Price per Ounce (1)	$16.40	$15.53	$17.12	6%

Financial (in $millions)
Revenues	$363.9	$300.9	$252.3	21%
Mine Operating Earnings (Loss) (2)	$66.2	($11.9)	$16.0	NM
Impairment of non-current assets	($58.7)	($199.7)	($65.5)	71%
(Loss) Earnings before Income Taxes	($39.0)	($263.0)	($75.3)	85%
Net (Loss) Earnings	($40.5)	($204.2)	($53.3)	80%
Operating Cash Flows before Working Capital and Taxes (2)	$108.9	$61.6	$81.0	77%
Cash and Cash Equivalents	$169.0	$57.0	$118.1	196%
Working Capital (1)	$171.1	$108.1	$116.3	58%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	($0.20)	($1.11)	($0.32)	82%
Adjusted EPS (1)	$0.04	($0.21)	($0.04)	117%
Cash Flow per Share (1)	$0.54	$0.34	$0.49	61%

NM - Not meaningful

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 43 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures”@ on page 43.

First Majestic Silver Corp. 2019 Annual Report	Page 4

Operational Highlights

Annual Production Summary	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	691,576	875,435	890,008	101,362	167,535	106,083	2,831,999
Silver Ounces Produced	6,305,672	2,435,604	3,083,410	555,595	557,603	303,234	13,241,118
Silver Equivalent Ounces Produced	13,831,627	6,316,277	3,099,717	692,541	1,120,490	493,636	25,554,288
Cash Costs per Ounce	$1.41	($0.51)	$11.89	$13.45	$15.59	$28.26	$5.16
All-in Sustaining Cost per Ounce	$7.26	$3.02	$13.90	$18.73	$26.29	$37.77	$12.64
Total Production Cost per Tonne	$131.90	$60.23	$40.06	$91.65	$78.99	$98.29	$75.05

•
Annual silver equivalent production: Total production in 2019 reached 25,554,288 silver equivalent ounces, representing an increase of 15% compared to the previous year and near the top end of the Company's guidance of 24.4 to 26.0 million silver equivalent ounces. The increase in production was primarily attributed to the San Dimas mine, which contributed 13,831,627 silver equivalent ounces of production during its first full year of operation under First Majestic, and a 92% increase in production from the La Encantada mine.

•
Silver production: Production in 2019 comprised of 13,241,118 ounces of silver, representing a 13% increase over 2018 and at the top end of the 2019 guidance range of producing 12.8 to 13.5 million ounces, 134,580 ounces of gold, 7,935,566 pounds of lead and 3,691,100 pounds of zinc. First Majestic continues to be one of the purest silver producers with silver accounting for 58% of the Company's 2019 consolidated revenue while gold accounted for 39%.

•	Silver recoveries: First Majestic achieved record consolidated annual silver recoveries of 86%, the highest in the Company’s 17-year history.

•
High-intensity grinding ("HIG"): The Company successfully commissioned the new 3,000 tpd HIG mill at Santa Elena making it the only whole-ore, hard-rock mining application of this technology in Latin America.

•	Ermitaño project: Commenced earthwork and ramp development activities at Santa Elena’s Ermitaño project in advance of initial production scheduled for early 2021.

•
Cash cost per ounce: Cash cost per ounce in the year was $5.16, a decrease of $1.82 per ounce compared to the previous year and below the range of the Company's 2019 guidance of $5.62 to $6.18 per ounce. The decrease in cash cost compared to the prior year was primarily due to the addition of the San Dimas mine since May 2018, which had a low cash cost of $1.41 per ounce, and the suspension of operations at the Company's higher cost mines, including the La Guitarra, La Parrilla and San Martin mines, over the past two years.

•
All-in sustaining cost ("AISC"): AISC per ounce in 2019 was $12.64, a decrease of $2.31 per ounce or 15% compared to the previous year and below the range of the Company's 2019 guidance of $12.98 to $13.94 per ounce. The decrease in AISC per ounce was attributed to lower cash costs as well as reduction in sustaining capital expenditures as the Company shifts its focus towards its most profitable operations.

Financial Highlights

•
Robust cash position and liquidity: Total cash and cash equivalents at December 31, 2019 was $169.0 million compared to $57.0 million at the end of the previous year, while working capital improved to $171.1 million compared to $108.1 million. The increase in cash and cash equivalents was primarily attributed to a record $140.0 million generated from its operating activities, $81.9 million raised through its “at-the-market distributions” equity financing program, proceeds of $16.7 million from exercise of stock options, net of $116.9 million spent on investing activities primarily relating to mining interests and property, plant and equipment.

•
Record revenue: The Company generated record annual revenues of $363.9 million in 2019 compared to $300.9 million in 2018, an increase of 21%. The increase in revenue was attributed to a 15% increase in silver equivalent production related to San Dimas' full year of operations under First Majestic, as well as increased production at Santa Elena upon implementation of the HIG mill in the second half of the year. Improvement in revenues was also attributable to a 6%

First Majestic Silver Corp. 2019 Annual Report	Page 5

increase in average realized silver price in 2019, which averaged $16.40 per ounce during the year but improved significantly from an average of $15.26 per ounce in first half of the year to $17.55 per ounce in the second half of the year.

•
Mine operating earnings: During the year, the Company recognized mine operating earnings of $66.2 million compared to mine operating loss of $11.9 million in 2018. The increase in mine operating earnings was primarily driven by an increase in revenues, higher silver and gold prices, as well as a decrease in cash costs. Shifting a greater proportion of the Company's production to its larger and lower costs operations, as well as a decrease in depletion, depreciation and amortization upon suspension of operations at La Guitarra, La Parrilla and San Martin mines has contributed to lower overall average costs and higher mine operating earnings.

•
Impairment on non-current assets: During the year ended December 31, 2019, the Company recognized an impairment charge of $58.7 million, or $52.4 million net of tax, relating to La Encantada as the economics of the mine does not support its carrying value.

•
Net loss: The Company recognized a net loss of $40.5 million (loss per share of $0.20) in 2019 compared to net loss of $204.2 million (loss per share of $1.11) in 2018 primarily due to the impairment on non-current assets at La Encantada.

•
Adjusted earnings: Adjusted earnings (see “non-GAAP measures”), normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income taxes for the year ended December 31, 2019 was earnings of $7.3 million ($0.04 per share), compared to a loss of $38.7 million ($0.21 loss per share) in 2018.

•
Cash flow from operations: During the year, cash flow from operations before changes in working capital and income taxes was $108.9 million ($0.54 per share) compared to $61.6 million ($0.34 per share) in 2018. The increase was attributed to the increase in mine operating earnings referred to above.

First Majestic Silver Corp. 2019 Annual Report	Page 6

2019 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2019-Q4	2019-Q3	Change Q4 vs Q3	2018-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	626,482	655,967	(4%)	850,272	(26%)
Silver Ounces Produced	3,348,424	3,367,740	(1%)	3,250,816	3%
Silver Equivalent Ounces Produced	6,233,412	6,636,716	(6%)	6,485,761	(4%)
Cash Costs per Ounce (1)	$3.73	$3.83	(3%)	$6.06	(38%)
All-in Sustaining Cost per Ounce (1)	$12.25	$10.76	14%	$12.83	(5%)
Total Production Cost per Tonne (1)	$78.62	$78.87	0%	$65.31	20%
Average Realized Silver Price per Ounce (1)	$17.46	$17.63	(1%)	$14.47	21%

Financial (in $millions)
Revenues	$96.5	$97.0	(1%)	$74.1	30%
Mine Operating Earnings (Loss)	$23.9	$27.8	(14%)	($9.0)	NM
Impairment of Non-current Assets	($44.9)	$—	0%	($168.0)	73%
Net (Loss) Earnings	($39.9)	$8.6	NM	($164.4)	76%
Operating Cash Flows before Movements in Working Capital and Taxes	$32.9	$34.6	(5%)	$11.0	199%
Cash and Cash Equivalents	$169.0	$118.6	42%	$57.0	196%
Working Capital (1)	$171.1	$149.2	15%	$108.1	58%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	($0.19)	$0.04	NM	($0.85)	77%
Adjusted EPS (1)	$0.00	$0.06	(98%)	($0.05)	103%
Cash Flow per Share (1)	$0.16	$0.17	(6%)	$0.06	182%

NM - Not meaningful

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 36 to 43 for a reconciliation of non-GAAP to GAAP measures.

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Del Toro	Consolidated
Ore Processed / Tonnes Milled	182,265	196,640	221,049	26,528	626,482
Silver Ounces Produced	1,658,721	619,321	987,630	82,752	3,348,424
Silver Equivalent Ounces Produced	3,516,117	1,592,397	991,856	133,042	6,233,412
Cash Costs per Ounce	$0.74	($1.40)	$10.12	$28.62	$3.73
All-in Sustaining Cost per Ounce	$7.41	$3.66	$12.67	$38.84	$12.25
Total Production Cost per Tonne	$127.19	$68.77	$43.92	$106.99	$78.62

Operational Highlights

•
Total production in the fourth quarter reached 6,233,412 silver equivalent ounces, representing a slight decrease compared to the prior quarter primarily due to lower gold grades and reduction in tonnes milled at Santa Elena in the month of December due to heavy rains impacting ore and waste haulage and the ability to produce from the heap leach pads. Total production consisted of 3.3 million ounces of silver, 33,176 ounces of gold, and 0.9 million pounds of lead.

•
In the fourth quarter, Santa Elena achieved record silver recoveries of 94%, up from 91% in the prior quarter due to the successful implementation of the HIG mill technology. The Company also plans to install a new 3,000 tpd HIG mill circuit and an autogenous (“AG”) grinding mill at San Dimas in the second half of 2020 to further improve consolidated recoveries and reduce overall operating costs.

First Majestic Silver Corp. 2019 Annual Report	Page 7

•
Cash cost per ounce for the quarter was $3.73 per payable ounce of silver, representing a 3% decrease from $3.83 per ounce in the previous quarter. The decrease in consolidated cash cost was primarily attributed to a reduction of $3.8 million in operating costs due to the temporary suspension of operating activities at the higher cost La Parrilla mine.

•
AISC in the fourth quarter increased 14% to $12.25 per ounce compared to $10.76 per ounce in the previous quarter, primarily attributed to an increase in sustaining capital expenditures at San Dimas for mine infrastructure improvements and advancement of sustaining development activities at Santa Elena.

Financial

•
In the fourth quarter, the Company generated revenues of $96.5 million, an increase of 30% compared to $74.1 million in the fourth quarter of 2018, primarily due to a 21% increase in average realized silver price compared to the same quarter of the prior year, plus a 6% increase in silver equivalent ounces sold compared to the same quarter of 2018.

•
The Company realized mine operating earnings of $23.9 million, compared to a mine operating loss of $9.0 million in the fourth quarter of 2018. The increase in mine operating earnings in the quarter was attributed to a combination of higher revenues and the costs reductions due to the temporary suspension of activities at the La Parrilla and San Martin mines which incurred operating losses in the same quarter of the prior year.

•
During the quarter, the Company recognized an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to La Encantada as the economics of the mine does not support its carrying value.

•
Net loss for the quarter was $39.9 million (EPS of $(0.19)) compared to net loss of $164.4 million (EPS of $(0.85)) in the fourth quarter of 2018, primarily due to impairment charge on non-current assets.

•
Adjusted net earnings for the fourth quarter, normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income taxes for the quarter ended December 31, 2019, were $0.3 million (Adjusted EPS of $0.00) compared to a net loss of $10.5 million (Adjusted EPS of ($(0.05)) in the fourth quarter of 2018.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $32.9 million ($0.16 per share) compared to $11.0 million ($0.06 per share) in the fourth quarter of 2018.

•
Cash and cash equivalents at December 31, 2019 were $169.0 million, an increase of $50.4 million compared to the previous quarter, while working capital was $171.1 million compared to $149.2 million in the previous quarter.

First Majestic Silver Corp. 2019 Annual Report	Page 8

2020 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2020. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company expects 2020 silver production to range between 11.8 to 13.2 million ounces with total production (including gold by-products) between 21.5 to 24.0 million silver equivalent ounces. The Company’s guidance assumes production coming only from its three largest mines: the San Dimas, Santa Elena and La Encantada mines. The La Parrilla mine is expected to remain suspended throughout 2020 and the Del Toro mine production is being wound down with no production anticipated during 2020, however, both mines are receiving expanded exploration budgets for 2020. The re-opening date of the San Martin mine is contingent on security conditions in the region and cannot be determined at this time. By suspending the Company’s higher cost lead and zinc concentrate producing mines, management is now able to focus all of its efforts on cost reduction and innovation at its most profitable silver and gold mines.

2020 Production and Cost Guidance Highlights

The Company plans to increase production at San Dimas by restarting mining operations at the past-producing Tayoltita mine by the end of the first quarter and expects to ramp up production to add another 300 tpd to San Dimas throughput by the end of 2020. The Tayoltita mine was the original mining area at San Dimas and is known to contain high silver grades. In addition, the Company plans to install a new 3,000 tpd HIG mill circuit and an autogenous grinding mill in the second half of 2020 to further improve recoveries and reduce operating costs.

The Company expects higher silver production at Santa Elena due to improved metallurgical recoveries from the recently installed HIG mill. The Company also plans to install an autogenous/semi-autogenous (“AG/SAG”) grinding mill by the end of 2020 and plans to implement a dual-circuit flowsheet to separate the ultra-fine and coarse particles prior to leaching to further improve metallurgical recoveries and reduce energy costs.  Additionally, the Company plans to convert power generation at Santa Elena from diesel to liquified natural gas ("LNG") in the fourth quarter of 2020.

Silver production at La Encantada is expected to increase to between 2.9 to 3.3 million ounces due to continued improvements in metallurgical recoveries and good grades from the San Javier and La Prieta sub-level caving areas. Furthermore, the Company is preparing to bring the Milagros breccia into production in the fourth quarter of 2020.

As management cannot estimate when the security disruptions at the San Martin mine will be resolved, the assumption is that the San Martin mine is to remain in temporary suspension throughout 2020, as previously announced in the Company's news release on July 15, 2019. The Company continues to work with authorities to secure the area but there is no indication of when a restart of the operation might occur.

Following an extensive review of the Del Toro operation, the Company decided to temporarily suspend mining and milling operations in 2020 in order to improve operating cash flow and profit margins while focusing efforts on an expanded drill program in the area. This expanded program will include approximately 22,450 metres of drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in economics to justify a restart. Meanwhile, the Company will continue evaluating mining methods and metallurgical testwork on the San Juan Cuerpo 3 orebody which contains a large zinc mineral resource.

Additionally, the Company will continue supporting CSR projects and activities to assist the communities and local stakeholders and partners in the communities surrounding the La Parrilla and Del Toro mines. In 2019, the La Parrilla mine produced a total of 1,120,490 silver equivalent ounces while the Del Toro mine produced 493,636 silver equivalent ounces which accounted for approximately 4% and 2%, respectively, of the Company’s annual production.

First Majestic Silver Corp. 2019 Annual Report	Page 9

A mine-by-mine breakdown of the 2020 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $17.00/oz, gold: $1,450/oz, MXN:USD 19:1.

Mine	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)*
San Dimas	6.5 - 7.2	81 - 90	13.4 - 14.9	2.47 - 3.62	8.28 - 10.10
Santa Elena	2.4 - 2.7	33 - 36	5.2 - 5.8	6.67 - 8.29	9.80 - 11.77
La Encantada	2.9 - 3.3	-	2.9 - 3.3	12.27 - 13.29	14.96 - 16.29
Consolidated	11.8 - 13.2	114 - 126	21.5 - 24.0	$5.76 - $6.97	$13.37 - $15.46
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.61 to $2.90 per payable silver ounce.

The Company is projecting its 2020 AISC, as defined by the World Gold Council, to be within a range of $13.37 to $15.46 on a per consolidated payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2020 AISC to be within a range of $12.54 to $14.53 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation(1)	FY 2020 ($ /Ag oz)
Total Cash Costs per Payable Silver Ounce (2)	5.76 – 6.97
General and Administrative Costs	1.78 – 1.98
Sustaining Development Costs	2.09 – 2.33
Sustaining Property, Plant and Equipment Costs	1.88 - 2.10
Sustaining Exploration Costs	0.04 – 0.04
Operating Lease Payments	0.40 – 0.45
Profit Sharing	0.60 – 0.66
Share-based Payments (non-cash)	0.65 – 0.72
Accretion of Reclamation Costs (non-cash)	0.18 – 0.20
All-In Sustaining Costs: (WGC definition)	$13.37 – $15.46
All-In Sustaining Costs: (WGC excluding non-cash items)	$12.54 – $14.53

1.
AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements.  Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.

2.  Total cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.10 per ounce.

Innovation Remains a Key Focus in 2020

Driven by significant improvements in metallurgical recoveries at Santa Elena following the installation of the 3,000 tpd HIG mill circuit in 2019, the Company has elected to install HIG mill technology at its San Dimas and La Encantada mines in 2020 and 2021, respectively.

At San Dimas, the Company plans to install a new 3,000 tpd HIG mill circuit in 2020 to further improve recoveries and reduce operating costs. The delivery of the HIG mill is expected in the first quarter of 2020 followed by installation and commissioning in the second half of 2020. Furthermore, milling at San Dimas will be converted into a single AG grinding mill thereby eliminating the use of the three standard ball mills currently in operation. This AG conversion is expected to reduce energy consumption, eliminate steel grinding media, improve metallurgical recoveries and streamline maintenance and mill practices.

At Santa Elena, the Company plans to implement a dual-circuit flowsheet to separate the ultra-fine and coarse particles prior to leaching to further improve metallurgical recoveries and reduce operating costs. Separating the different sized particles allows for more effective use of available retention time, decreased reagent consumption and improved filtration circuit performance.  Additionally, a new AG/SAG mill circuit is expected to be commissioned by the end of 2020.

First Majestic Silver Corp. 2019 Annual Report	Page 10

At La Encantada, the Company plans to invest in several plant modernizations in 2020 intended to improve processing efficiencies including, but not limited to: upgrading the tailings filter presses and belt conveyors; replacing the main gear and rakes for two thickeners; as well as completing the detailed engineering design in the second half of 2020 for a new 3,000 tpd HIG mill circuit, which is expected to be installed and commissioned in 2021.

Capital Investments for Future Growth

In 2020, the Company plans to invest a total of $171.5 million on capital expenditures consisting of $52.6 million for sustaining investments and $118.9 million for expansionary projects. This represents a 24% increase compared to the revised 2019 capital budget and is aligned with the Company’s future growth strategy of investments in new milling technologies, processing plant modernizations and underground development of the Ermitaño project to prepare the mine for production in early 2021.

The 2020 annual budget includes total capital investments of $62.9 million to be spent on underground development; $32.9 million towards property, plant and equipment; $28.2 million in exploration; and $47.5 million towards automation and efficiency projects. Additionally, the Company has been working on reducing its general and administration costs to optimize the business due to the suspension of operations at Del Toro and La Parrilla. Management reserves the right to revise the guidance and operating budgets during the year to reflect actual and anticipated changes in metal prices or to changes in the business.

The Company plans to complete a total of approximately 38,650 metres of underground development in 2020 compared with 54,517 metres completed in 2019. This 29% decrease is primarily due to the recent suspension of mining activities at the San Martin, La Parrilla and Del Toro mines. The 2020 development program consists of approximately 23,750 metres at San Dimas; 6,100 metres at Santa Elena; 4,450 metres at La Encantada; 3,800 metres at the Ermitaño project near Santa Elena; and 550 metres at Del Toro.

The Company also plans to complete approximately 192,900 metres of exploration drilling in 2020 compared to 204,371 metres completed in 2019. The 2020 drilling program consists of approximately 84,750 metres at San Dimas intended to add new mineral resources with a focus on the West, Central, and Tayoltita blocks; 30,500 metres at Santa Elena to continue exploring the Main and America veins and test greenfield targets around Los Hernandez; 21,200 metres at La Encantada with an emphasis on exploring the mineral potential of several brownfield targets; 15,000 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; and 22,450 metres at Del Toro and 19,000 metres at La Parrilla intended to test near mine, brownfield, and greenfield targets.

First Majestic Silver Corp. 2019 Annual Report	Page 11

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2019				2018
PRODUCTION HIGHLIGHTS	Q4	Q3(3)(4)	Q2	Q1	Q4	Q3(2)	Q2(1)	Q1
Ore processed/tonnes milled
San Dimas	182,265	173,679	172,368	163,264	172,641	176,884	85,765	—
Santa Elena	196,640	229,094	229,761	219,941	221,945	225,873	228,054	223,498
La Encantada	221,049	191,926	207,421	269,611	206,812	196,030	237,862	276,191
San Martin	—	—	39,213	62,148	66,924	67,926	74,431	75,374
La Parrilla	—	33,439	61,544	72,551	125,751	117,130	123,642	125,114
Del Toro	26,528	27,829	26,587	25,138	56,200	65,323	65,879	79,769
La Guitarra	—	—	—	—	—	14,891	35,715	29,829
Consolidated	626,482	655,967	736,896	812,654	850,272	864,056	851,349	809,775
Silver equivalent ounces produced
San Dimas	3,516,117	3,502,102	3,641,139	3,172,270	3,127,871	3,225,352	1,698,382	—
Santa Elena	1,592,397	1,859,170	1,461,345	1,403,364	1,587,396	1,475,635	1,407,880	1,543,776
La Encantada	991,856	891,205	492,957	723,699	451,244	379,773	327,458	452,420
San Martin	—	—	271,450	421,091	511,911	557,746	524,843	574,838
La Parrilla	—	258,683	420,712	441,095	563,703	537,986	605,826	615,541
Del Toro	133,042	125,557	122,879	112,158	243,637	427,218	323,714	437,743
La Guitarra	—	—	—	—	—	136,605	249,214	255,359
Consolidated	6,233,412	6,636,716	6,410,483	6,273,677	6,485,761	6,740,315	5,137,318	3,879,678
Silver ounces produced
San Dimas	1,658,721	1,639,481	1,603,016	1,404,454	1,367,028	1,445,918	808,923	—
Santa Elena	619,321	632,216	596,872	587,195	567,754	598,693	535,015	521,784
La Encantada	987,630	885,627	489,194	720,959	449,632	378,983	325,603	449,522
San Martin	—	—	224,056	331,539	404,523	438,061	419,815	483,740
La Parrilla	—	135,420	202,698	219,485	312,144	330,047	360,862	337,332
Del Toro	82,752	74,997	77,729	67,757	149,734	231,350	167,591	236,478
La Guitarra	—	—	—	—	—	82,292	138,454	138,173
Consolidated	3,348,424	3,367,740	3,193,566	3,331,388	3,250,816	3,505,344	2,756,263	2,167,030
Cash cost per ounce
San Dimas	$0.74	$2.28	$1.64	$0.93	$0.58	($0.40)	$0.24	$—
Santa Elena	($1.40)	($7.24)	$4.28	$2.81	($1.06)	$5.77	$1.39	($4.74)
La Encantada	$10.12	$10.72	$16.57	$12.60	$15.60	$21.15	$23.05	$16.93
San Martin	$—	$—	$16.52	$11.35	$10.40	$9.78	$9.68	$8.04
La Parrilla	$—	$16.27	$14.13	$16.58	$13.80	$16.29	$10.42	$11.02
Del Toro	$28.62	$29.83	$27.29	$27.20	$27.69	$13.07	$18.01	$13.66
La Guitarra	$—	$—	$—	$—	$—	$6.99	$12.89	$7.97
Consolidated	$3.73	$3.83	$6.84	$6.34	$6.06	$6.85	$7.59	$7.83
All-in sustaining cost per ounce
San Dimas	$7.41	$7.30	$8.49	$5.65	$5.35	$6.74	$5.41	$—
Santa Elena	$3.66	($5.17)	$7.73	$6.37	$2.18	$9.03	$6.60	($0.17)
La Encantada	$12.67	$12.67	$18.87	$13.72	$18.70	$27.25	$30.81	$20.97
San Martin	$—	$—	$21.15	$15.67	$13.60	$13.37	$12.49	$9.98
La Parrilla	$—	$28.81	$21.61	$25.62	$21.18	$23.34	$16.39	$17.66
Del Toro	$38.84	$39.77	$36.33	$35.89	$37.83	$24.48	$32.08	$20.61
La Guitarra	$—	$—	$—	$—	$—	$12.30	$18.11	$15.76
Consolidated	$12.25	$10.76	$14.76	$12.91	$12.83	$15.12	$16.43	$16.01
Production cost per tonne
San Dimas	$127.19	$135.71	$142.42	$122.17	$113.66	$105.91	$148.91	$—
Santa Elena	$68.77	$57.78	$58.88	$56.53	$54.55	$63.15	$55.97	$54.31
La Encantada	$43.92	$47.86	$38.29	$32.71	$33.20	$40.20	$31.09	$27.00
San Martin	$—	$—	$109.51	$80.39	$83.27	$88.15	$72.77	$68.06
La Parrilla	$—	$89.40	$75.96	$76.78	$52.47	$58.18	$49.10	$48.12
Del Toro	$106.99	$98.98	$91.89	$95.06	$84.67	$73.50	$69.23	$58.12
La Guitarra	$—	$—	$—	$—	$—	$68.47	$83.68	$86.50
Consolidated	$78.62	$78.87	$77.93	$66.65	$65.31	$68.87	$61.04	$46.88

1) San Dimas production results in the second quarter of 2018 included 52 days from the period May 10, 2018 to June 30, 2018.
2) La Guitarra was placed on care and maintenance on August 3, 2018.
3) Effective September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in 2020.
4) Activities at San Martin have been temporarily suspended since July 1, 2019 due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with authorities to secure the area in anticipation of restarting the operation in 2020.

First Majestic Silver Corp. 2019 Annual Report	Page 12

Operating Results – Consolidated Operations

CONSOLIDATED	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q4 vs Q3	Change '19 vs '18

Ore processed/tonnes milled	626,482	655,967	736,896	812,654	2,831,999	3,375,452	(4%)	(16%)
Average silver grade (g/t)	189	181	159	153	169	134	4%	26%
Average gold grade (g/t)	1.71	1.76	1.48	1.26	1.54	1.08	(3%)	43%
Average lead grade (%)	2.71	2.22	2.04	1.85	2.08	1.84	22%	13%
Average zinc grade (%)	—	1.12	1.39	1.22	1.13	0.73	(100%)	55%
Silver recovery (%)	88%	88%	85%	83%	86%	80%	0%	8%
Gold recovery (%)	97%	96%	96%	96%	96%	95%	1%	1%
Lead recovery (%)	58%	64%	62%	67%	63%	62%	(9%)	2%
Zinc recovery (%)	0%	68%	52%	48%	54%	55%	(100%)	(2%)

Production
Silver ounces produced	3,348,424	3,367,740	3,193,566	3,331,388	13,241,118	11,679,452	(1%)	13%
Gold ounces produced	33,176	35,791	33,576	32,037	134,580	111,084	(7%)	21%
Pounds of lead produced	914,370	1,907,305	2,452,803	2,661,088	7,935,566	16,135,438	(52%)	(51%)
Pounds of zinc produced	—	1,026,739	1,398,922	1,265,438	3,691,100	5,695,657	(100%)	(35%)
Total production - ounces silver equivalent	6,233,412	6,636,716	6,410,483	6,273,677	25,554,288	22,243,071	(6%)	15%

Cost
Cash cost per ounce	$3.73	$3.83	$6.84	$6.34	$5.16	$6.98	(3%)	(26%)
All-In sustaining costs per ounce	$12.25	$10.76	$14.76	$12.91	$12.64	$14.95	14%	(15%)
Total production cost per tonne	$78.62	$78.87	$77.93	$66.65	$75.05	$60.71	0%	24%

Underground development (m)	11,775	11,265	15,531	15,947	54,517	68,171	5%	(20%)
Diamond drilling (m)	57,830	54,247	54,578	37,716	204,371	211,695	7%	(3%)

Production

Total annual production in 2019 reached a record 25,554,288 silver equivalent ounces, representing an increase of 15% compared to the previous year and near the top end of the Company's guidance of 24.4 to 26.0 million silver equivalent ounces. The increase in production was primarily attributed to the San Dimas mine, which contributed 13,831,627 silver equivalent ounces of production during its first full year of operation under First Majestic, and a 92% increase in production from the La Encantada mine.

During the year, the Company also achieved record consolidated silver recoveries of 86%, the highest in its 17-year history. The most significant improvements were attributed to La Encantada and Santa Elena. At Santa Elena, annual silver recoveries improved to 91% compared to 88% in the previous year. The recovery rate is a new record following the successful start-up of the new 3,000 tpd HIG mill. The Company also plans to install a new 3,000 tpd HIG mill circuit and an AG grinding mill at San Dimas in the second half of 2020 to further improve consolidated recoveries and reduce overall operating costs. At La Encantada, silver recoveries increased from 66% in the first half of the year to 80% in the second half, following a revised throughput methodology which included stockpiling and the focus on finer grinding.

Total production for the fourth quarter was 6,233,412 silver equivalent ounces, representing a 6% decrease compared to the prior quarter primarily due to lower gold grades and reduction in tonnes milled at Santa Elena in the month of December due to heavy rains impacting ore and waste haulage and the ability to produce from the heap leach pads. Total production consisted of 3.3 million ounces of silver, 33,176 ounces of gold and 0.9 million pounds lead.

Total ore processed during the quarter at the Company's mines amounted to 626,482 tonnes, representing a 4% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to a reduction in tonnes milled at Santa Elena in the month of December due to heavy rains.

Consolidated silver grades in the quarter averaged 189 g/t compared to 181 g/t in the previous quarter, while consolidated gold grades averaged 1.71 g/t compared to 1.76 g/t in the prior quarter. Consolidated silver and gold recoveries averaged 88% and 97%, respectively, consistent with the previous quarter.

First Majestic Silver Corp. 2019 Annual Report	Page 13

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per ounce for 2019 was $5.16, a decrease of $1.82 per ounce or 26% compared to $6.98 in the previous year and below the Company's guidance of $5.62 to $6.18 per ounce. The decrease in cash cost was primarily due to the addition of the San Dimas mine since May 2018, which had a low cash cost of $1.41 per ounce, and the suspension of operations at the Company's higher cost mines, including the La Guitarra, La Parrilla and San Martin mines, over the past two years.

AISC per ounce in 2019 was $12.64, a decrease of $2.31 per ounce or 15% compared to the previous year and below the range of the Company's 2019 guidance of $12.98 to $13.94 per ounce. The decrease in AISC per ounce was attributed to lower cash costs as well as reduction in sustaining capital expenditures as the Company shifts its focus towards its most profitable operations.

In the fourth quarter, cash cost per ounce was $3.73 per payable ounce of silver, a decrease of 3% from $3.83 per ounce in the third quarter of 2019. The decrease in consolidated cash cost was primarily attributed to a temporary suspension of operating activities at the higher cost La Parrilla mine.

AISC in the fourth quarter increased by 14% to $12.25 compared to $10.76 per ounce in the previous quarter, primarily attributed to an increase in sustaining capital expenditures at San Dimas for mine infrastructure improvements and advancement of sustaining development activities at Santa Elena.

Development and Exploration

In 2019, the Company completed 54,517 metres of underground development and 204,371 metres of diamond drilling, a decrease of 20% and 3%, respectively, compared to the previous year. During the fourth quarter, the Company completed 11,775 metres of underground development compared to 11,265 metres in the previous quarter.

The 2019 exploration program included completion of 76,467 metres in 267 drill holes at San Dimas, 18,943 metres in 67 holes at Santa Elena, 33,767 metres in 103 holes at Ermitaño, 17,739 metres in 67 holes at La Encantada, 16,968 metres in 68 holes at Del Toro, 24,440 metres in 56 holes at La Parrilla and 12,617 metres in 58 holes at San Martin. In addition, the Company completed 3,431 metres of greenfield drilling in 11 holes at Santa Elena’s Los Hernandez project.

The 2020 drilling program is planned to consist of 192,900 metres including approximately 84,750 metres at San Dimas intended to add new mineral resources with a focus on the West, Central, and Tayoltita blocks; 30,500 metres at Santa Elena to continue exploring the Main and America veins and test greenfield targets around Los Hernandez; 15,000 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; 21,200 metres at La Encantada with an emphasis on exploring the mineral potential of several brownfield targets; and 22,450 metres at Del Toro and 19,000 metres at La Parrilla intended to test near mine, brownfield, and greenfield targets.

First Majestic Silver Corp. 2019 Annual Report	Page 14

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. First Majestic acquired the San Dimas mine in May 2018 with the acquisition of Primero Mining Corp. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the municipal airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q4 vs Q3	Change '19 vs '18

Total ore processed/tonnes milled	182,265	173,679	172,368	163,264	691,576	435,289	5%	59%
Average silver grade (g/t)	305	315	312	287	305	274	(3%)	11%
Average gold grade (g/t)	3.83	4.00	4.32	4.18	4.08	3.99	(4%)	2%
Silver recovery (%)	93%	93%	93%	93%	93%	95%	0%	(2%)
Gold recovery (%)	97%	97%	96%	96%	96%	97%	0%	(1%)

Production
Silver ounces produced	1,658,721	1,639,481	1,603,016	1,404,454	6,305,672	3,621,868	1%	74%
Gold ounces produced	21,713	21,534	23,082	21,095	87,424	54,098	1%	62%
Total production - ounces silver equivalent	3,516,117	3,502,102	3,641,139	3,172,270	13,831,627	8,051,605	0%	72%

Cost
Cash cost per ounce	$0.74	$2.28	$1.64	$0.93	$1.41	$0.11	(68%)	NM
All-In sustaining costs per ounce	$7.41	$7.30	$8.49	$5.65	$7.26	$5.92	2%	23%
Total production cost per tonne	$127.19	$135.71	$142.42	$122.17	$131.90	$117.46	(6%)	12%

Underground development (m)	6,763	5,334	6,254	5,669	24,021	13,063	27%	84%
Diamond drilling (m)	23,905	19,688	16,683	16,191	76,467	43,510	21%	76%

2019 vs. 2018

In the full year of 2019, San Dimas produced 6,305,672 ounces of silver and 87,424 ounces of gold for a total production of 13,831,627 silver equivalent ounces, a 72% increase compared to 8,051,605 silver equivalent ounces in the previous year since First Majestic acquired the mine in May 2018. The mill processed 691,576 tonnes with average silver and gold grades of 305 g/t and 4.08 g/t, respectively. Head grades were slightly lower in the previous year due to processing of lower grade stopes left behind that were deemed uneconomical under the old streaming agreement and became economical under the new streaming agreement.

During the year, cash cost per ounce averaged $1.41 compared to $0.11 per ounce in 2018, whereas AISC averaged $7.26 per ounce in 2019 compared to $5.92 per ounce in 2018. The slight increase was primarily contributed to higher labour costs as well as sustaining capital expenditures for mine infrastructure improvements.

During the year, a total of 24,021 metres of underground development and 76,467 metres of diamond drilling were completed.

With the acquisition of Primero, First Majestic renegotiated San Dimas' streaming agreement with Wheaton Precious Metals International Ltd. (“WPM”), which is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) from San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above 90:1 or below 50:1, respectively, for a period of six months. During the year ended December 31, 2019, the Company delivered 44,667 ounces of gold to WPM at $604 per ounce.

First Majestic Silver Corp. 2019 Annual Report	Page 15

2019Q4 vs. 2019Q3

During the fourth quarter, the San Dimas mine produced 1,658,721 ounces of silver and 21,713 ounces of gold for a total production of 3,516,117 silver equivalent ounces, consistent compared to the prior quarter. The mill processed a total of 182,265 tonnes with average silver and gold grades of 305 g/t and 3.83 g/t, respectively. The high-grade Victoria, Jessica and Roberta veins contributed approximately 135,620 tonnes during the quarter.

Silver and gold recoveries averaged 93% and 97%, respectively, during the quarter which were consistent with the prior quarter.

In the fourth quarter, cash cost and AISC per ounce were $0.74 and $7.41 per ounce, respectively, compared to $2.28 and $7.30 per ounce in the prior quarter. The decrease in cash cost was primarily attributed to higher gold by-product credits compared to the prior quarter.

A total of 6,763 metres of underground development was completed in the fourth quarter, an increase of 27% compared to the prior quarter, while diamond drilling increased 21% to 23,905 metres from 19,688 metres in the prior quarter. Eight drill rigs were active during the quarter completing 19,688 metres of drilling in 67 holes.

During the quarter, rehabilitation efforts continued inside the past producing Tayoltita mine with ground support, sampling, mapping and drilling activities in order to prepare for the restart of production by the end of the first quarter and is expected to ramp up to 300 tpd by the end of 2020. The Tayoltita mine was the original mining area at San Dimas and is known to contain high silver grades. The mine portal is located approximately 150 metres away from the ore pad used to feed the crushing circuit.

First Majestic Silver Corp. 2019 Annual Report	Page 16

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q4 vs Q3	Change '19 vs '18

Total ore processed/tonnes milled	196,640	229,094	229,761	219,941	875,435	899,370	(14%)	(3%)
Underground tonnes
Tonnes milled	129,833	132,437	142,831	136,984	542,085	531,072	(2%)	2%
Average silver grade (g/t)	142	141	123	121	131	123	1%	7%
Average gold grade (g/t)	2.52	3.02	1.89	1.87	2.31	2.44	(17%)	(5%)
Heap leach tonnes
Tonnes milled	66,807	96,657	86,930	82,957	333,351	368,298	(31%)	(9%)
Average silver grade (g/t)	32	32	38	47	37	35	0%	6%
Average gold grade (g/t)	0.61	0.61	0.64	0.78	0.66	0.63	0%	5%
Silver recovery (%)	94%	91%	89%	89%	91%	88%	3%	3%
Gold recovery (%)	96%	96%	94%	95%	95%	95%	0%	0%

Production
Silver ounces produced	619,321	632,216	596,872	587,195	2,435,604	2,223,246	(2%)	10%
Gold ounces produced	11,391	14,154	9,839	9,735	45,119	46,856	(20%)	(4%)
Total production - ounces silver equivalent	1,592,397	1,859,170	1,461,345	1,403,364	6,316,277	6,014,687	(14%)	5%

Cost
Cash cost per ounce	($1.40)	($7.24)	$4.28	$2.81	($0.51)	$0.50	(81%)	(202%)
All-In sustaining costs per ounce	$3.66	($5.17)	$7.73	$6.37	$3.02	$4.54	(171%)	(33%)
Total production cost per tonne	$68.77	$57.78	$58.88	$56.53	$60.23	$57.01	19%	6%

Underground development (m)	1,951	1,943	2,069	2,277	8,241	10,866	0%	(24%)
Diamond drilling (m)	11,729	16,655	16,465	11,291	56,141	36,661	(30%)	53%

2019 vs. 2018

In 2019, Santa Elena produced 2,435,604 ounces of silver and 45,119 ounces of gold for a total production of 6,316,277 equivalent silver ounces, a 5% increase compared to 6,014,687 equivalent silver ounces in 2018. The mill processed a total of 875,435 tonnes compared to 899,370 tonnes in the previous year.

Silver and gold grades from underground ore averaged 131 g/t and 2.31 g/t, respectively, compared to 123 g/t and 2.44 g/t in the previous year. Silver recoveries improved from 88% in 2018 to 91% this year while gold recoveries remained consistent at 95%.

The increase in recoveries was primarily attributed to the new 3,000 tpd HIG mill, which reached steady state production during the third quarter following a successful ramp up. The total project took less than one year to achieve commercial production and is currently the only operating HIG mill processing mine ore in Latin America. Quarterly average recovery rates improved further in the fourth quarter to a record 94% after the mill operated for the full period.

In 2019, cash cost was negative $0.51 per ounce, compared to $0.50 per ounce in the previous year, while AISC decreased to $3.02 per ounce from $4.54 per ounce in the previous year. The decrease in cash costs and AISC were primarily due to an increase in silver production as a result of improvements in silver head grades and recoveries.

In July 2019, the Company acquired additional strategic concessions within the primary land boundaries of the Santa Elena land holdings, known as El Capulin for $0.2 million, adding an additional 400 hectares to its existing substantial land package.

First Majestic Silver Corp. 2019 Annual Report	Page 17

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the year ended December 31, 2019, the Company delivered 9,164 ounces of gold to Sandstorm at an average price of $459 per ounce.

During the year, the Company completed 18,943 metres in 67 drill holes at Santa Elena, 33,767 metres in 103 drill holes at Ermitaño and 3,431 metres of greenfield drilling in 11 holes at the Los Hernandez project.

2019Q4 vs. 2019Q3

During the fourth quarter, Santa Elena produced 619,321 ounces of silver and 11,391 ounces of gold for a total production of 1,592,397 silver equivalent ounces, reflecting a decrease of 14% compared to the prior quarter. The decrease in total production of silver equivalent ounces was primarily due to lower gold grades and reduction in tonnes milled at Santa Elena in the month of December due to unusually heavy rains in the region impacting ore and waste haulage and the ability to produce from the heap leach pads.

The mine processed a total of 196,640 tonnes during the quarter, consisting of 129,833 tonnes (or approximately 66% of production) of underground ore and 66,807 tonnes (or approximately 34% of production) from the above ground heap leach pad.

Silver and gold grades from underground ore averaged 142 g/t and 2.52 g/t, respectively, and above ground heap leach pad averaged 32 g/t and 0.61 g/t. Silver and gold recoveries during the quarter continued to improve and reached 94% and 96%, respectively, following the successful ramp up of the new 3,000 tpd HIG mill, which reached steady state production in the third quarter.

Cash cost in the fourth quarter was negative $1.40 per ounce, compared to negative $7.24 per ounce in the previous quarter. AISC in the fourth quarter increased to $3.66 per ounce compared to negative $5.17 per ounce in the previous quarter. The increase in cash cost and AISC were primarily attributed to a decrease in gold by-product credits due to a 17% decrease in underground gold grade and an increase in the advancement of sustaining development activities.

In December, the Company executed the first blast of the new mine portal and began the 3,800 metre development program at the Ermitaño project which is designed to prepare five production levels with all associated mining infrastructure prior to commencing production in early 2021. The production from Ermitaño is expected to replace the current feed from the old heap pads which is currently making up approximately 40% of the feed to the mill.

In the fourth quarter, a total of 1,951 metres of underground development was completed compared to 1,943 metres in the previous quarter. During the quarter, four rigs were active at Ermitaño completing 5,967 metres in 17 holes. Two underground rigs were active at Santa Elena completing 2,331 metres in 12 holes and one drill rig at Los Hernandez completing 3,431 metres in 11 holes. In addition, above ground earthwork activities began to prepare the area for the installation of surface facilities and portal construction at Ermitaño

The Company is expected to release a Pre-feasibility Study and updated Resource estimates on the Ermitaño project in 2020.

First Majestic Silver Corp. 2019 Annual Report	Page 18

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q4 vs Q3	Change '19 vs '18

Ore processed/tonnes milled	221,049	191,926	207,421	269,611	890,008	916,894	15%	(3%)
Average silver grade (g/t)	176	176	110	126	146	95	0%	54%
Silver recovery (%)	79%	82%	66%	66%	74%	57%	(3%)	30%

Production
Silver ounces produced	987,630	885,627	489,194	720,959	3,083,410	1,603,740	12%	92%
Gold ounces produced	49	65	43	33	190	89	(25%)	113%
Total production - ounces silver equivalent	991,856	891,205	492,957	723,699	3,099,717	1,610,895	11%	92%

Cost
Cash cost per ounce	$10.12	$10.72	$16.57	$12.60	$11.89	$18.80	(6%)	(37%)
All-In sustaining costs per ounce	$12.67	$12.67	$18.87	$13.72	$13.90	$23.82	0%	(42%)
Total production cost per tonne	$43.92	$47.86	$38.29	$32.71	$40.06	$32.28	(8%)	24%

Underground development (m)	1,293	1,426	1,300	1,426	5,444	6,078	(9%)	(10%)
Diamond drilling (m)	4,114	5,976	5,371	2,279	17,739	19,461	(31%)	(9%)

2019 vs. 2018

In 2019, La Encantada produced 3,083,410 ounces of silver and 190 ounces of gold for a total of 3,099,717 silver equivalent ounces, an increase of 92% compared to 1,610,895 silver equivalent ounces in 2018. The increase was primarily due to a 54% increase in silver head grade and a 30% increase in silver recovery, partially offset by a 3% decrease in tonnes milled.

Silver recoveries averaged 74% during the year, compared to 57% in 2018, due to a revised throughput methodology which included selective stockpiling, focus on finer grinding and a change in management reporting structure of personnel at the processing plant. Silver recoveries improved from 66% in the first half of the year to 80% in the second half.

Silver grades during the year averaged 146 g/t, an increase of 54% compared to 95 g/t in 2018. The improvement in the grade was driven by higher grades from the San Javier and La Prieta sub-level caving areas.

Cash cost per ounce during the year was $11.89 a decrease of 37% compared to $18.80 per ounce in the previous year, primarily due to a 92% increase in silver equivalent ounces compared to 2018. AISC for the year was $13.90 per ounce, a 42% decrease compared to $23.82 in 2018.

A total of 5,444 metres of underground development and 17,739 metres of diamond drilling were completed in 2019 compared to 6,078 metres of underground development and 19,461 metres of diamond drilling in the prior year.

No production has been assumed from roasted tailings during 2020 pending further engineering studies.

2019Q4 vs. 2019Q3

During the quarter, La Encantada produced 987,630 silver ounces, representing a 12% increase from the previous quarter, and the highest quarterly production in the past five years. The increase in silver production was primarily due to a 15% increase in throughput compared to the prior quarter.

First Majestic Silver Corp. 2019 Annual Report	Page 19

Silver recoveries averaged 79% during the quarter compared to 82% in the prior quarter.

Silver grades during the quarter averaged 176 g/t consistent with the prior quarter. The improvement in the grade in the second half of the year was the driven by higher grades from the San Javier and La Prieta sub-level caving areas.

Cash cost per ounce for the quarter was $10.12 per ounce, a decrease of 6% compared to $10.72 per ounce in the previous quarter, primarily due to a 11% increase in total silver ounces production. AISC per ounce for the quarter was $12.67 consistent with the prior quarter.

A total of 1,293 metres of underground development was completed in the third quarter compared to 1,426 metres in the prior quarter. During the quarter, ramp development started to access the Milagros breccia to prepare the mine for initial sub-level caving production in the fourth quarter of 2020.

Three underground rigs and one surface rig were active during the quarter and completed 4,114 metres in 21 holes.

First Majestic Silver Corp. 2019 Annual Report	Page 20

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,560 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change '19 vs '18

Ore processed/tonnes milled	39,213	62,148	101,362	284,656	(64%)
Average silver grade (g/t)	197	187	191	218	(12%)
Average gold grade (g/t)	0.46	0.60	0.53	0.64	(17%)
Silver recovery (%)	90%	89%	89%	87%	2%
Gold recovery (%)	93%	93%	93%	90%	3%

Production
Silver ounces produced	224,056	331,539	555,595	1,746,139	(68%)
Gold ounces produced	543	1,069	1,611	5,226	(69%)
Total production - ounces silver equivalent	271,450	421,091	692,541	2,169,338	(68%)

Cost
Cash cost per ounce	$16.52	$11.35	$13.45	$9.42	43%
All-In sustaining costs per ounce	$21.15	$15.67	$18.73	$12.28	53%
Total production cost per tonne	$109.51	$80.39	$91.65	$77.66	18%

Underground development (m)	2,783	3,091	5,874	11,722	(50%)
Diamond drilling (m)	7,754	4,863	12,617	25,788	(51%)

2019 vs. 2018

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with government authorities to secure the area in anticipation of restarting the operation in 2020, although the exact date is currently not determinable and therefore no production has been budgeted during 2020.

In 2019, San Martin produced 555,595 silver ounces and 1,611 ounces of gold for a total production of 692,541 silver equivalent ounces compared to 2,169,338 silver equivalent ounces in the prior year. Silver recoveries averaged 89% compared to 87% in the prior year and gold recoveries averaged 93% during the year compared to 90% in the prior year.

Cash cost per ounce was $13.45 during the year compared to $9.42 in the prior year. AISC per ounce during the year was $18.73 compared to $12.28 in 2018.

In 2019, a total of 5,874 metres of underground development and 12,617 metres of diamond drilling in 58 holes were completed compared to 11,722 metres of underground development and 25,788 metres of diamond drilling in the prior year.

First Majestic Silver Corp. 2019 Annual Report	Page 21

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change '19 vs '18

Total ore processed/tonnes milled	33,439	61,544	72,551	167,535	491,637	(66%)
Average silver grade (g/t)	169	147	119	139	108	29%
Average lead grade (%)	2.12	2.12	1.76	1.96	1.39	41%
Average zinc grade (%)	2.05	1.99	1.64	1.85	1.60	16%
Silver recovery (%)	75%	70%	79%	75%	76%	(1%)
Lead recovery (%)	64%	59%	69%	64%	73%	(12%)
Zinc recovery (%)	68%	52%	48%	54%	55%	(2%)

Production
Silver ounces produced	135,420	202,698	219,485	557,603	1,340,385	(58%)
Pounds of lead produced	1,005,300	1,708,152	1,946,096	4,659,549	6,550,602	(29%)
Pounds of zinc produced	1,026,739	1,398,922	1,265,438	3,691,100	5,695,657	(35%)
Total production - ounces silver equivalent	258,683	420,712	441,095	1,120,490	2,323,056	(52%)

Cost
Cash cost per ounce	$16.27	$14.13	$16.58	$15.59	$12.83	22%
All-In sustaining costs per ounce	$28.81	$21.61	$25.62	$26.29	$19.57	34%
Total production cost per tonne	$89.40	$75.96	$76.78	$78.99	$51.88	52%

Underground development (m)	1,422	2,154	2,452	6,660	11,443	(42%)
Diamond drilling (m)	6,345	5,112	2,100	24,440	30,713	(20%)

2019 vs. 2018

On September 2, 2019, the Company temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used for research and development of a new high-recovery microbubble flotation system. The Company is currently using the La Parrilla mill as a research and development facility while continuing the expanded exploration program into 2020. The reopening of the underground mine at La Parrilla is not determinable at this time and therefore no production has been budgeted during 2020.

In 2019, La Parrilla produced 557,603 silver ounces, 4,659,549 pounds of lead and 3,691,100 pounds of zinc for a total production of 1,120,490 silver equivalent ounces compared to 2,323,056 silver equivalent ounces in the prior year. Silver recoveries averaged 75% during the year, consistent with 76% in the prior year.

In 2019, cash cost and AISC per ounce were $15.59 and $26.29, respectively, compared to cash cost per ounce of $12.83 and AISC per ounce of $19.57 in 2018. The increases in cash cost and AISC per ounce were primarily attributed to a decrease in production and an increase in severance costs due to layoffs.

In 2019 a total of 6,660 metres of underground development and 24,440 metres of diamond drilling in 56 holes were completed compared to 11,443 metres of underground development and 30,713 metres of diamond drilling in 2018. In the fourth quarter, 633 metres of underground development were completed and one underground rig and three surface rigs were active and completed 10,883 metres in 15 holes.

The Company will continue supporting CSR projects and activities to assist the community and local stakeholders and partners in the communities surrounding the La Parrilla mine.

First Majestic Silver Corp. 2019 Annual Report	Page 22

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q4 vs Q3	Change '19 vs '18

Ore processed/tonnes milled	26,528	27,829	26,587	25,138	106,083	267,170	(5%)	(60%)
Average silver grade (g/t)	131	115	117	114	119	132	14%	(10%)
Average lead grade (%)	2.71	2.33	1.87	2.12	2.26	2.89	16%	(22%)
Silver recovery (%)	74%	73%	78%	74%	74%	69%	1%	7%
Lead recovery (%)	58%	63%	68%	61%	62%	56%	(8%)	11%

Production
Silver ounces produced	82,752	74,997	77,729	67,757	303,234	785,154	10%	(61%)
Pounds of lead produced	914,370	902,005	744,651	714,992	3,276,018	9,584,836	1%	(66%)
Total production - ounces silver equivalent	133,042	125,557	122,879	112,158	493,636	1,432,312	6%	(66%)

Cost
Cash cost per ounce	$28.62	$29.83	$27.29	$27.20	$28.26	$17.10	(4%)	65%
All-In sustaining costs per ounce	$38.84	$39.77	$36.33	$35.89	$37.77	$27.49	(2%)	37%
Total production cost per tonne	$106.99	$98.98	$91.89	$95.06	$98.29	$70.20	8%	40%

Underground development (m)	1,135	1,140	970	1,032	4,277	11,493	0%	(63%)
Diamond drilling (m)	7,200	5,583	3,192	993	16,968	21,305	29%	(20%)

2019 vs. 2018

In 2019, Del Toro produced 303,234 ounces of silver and 3,276,018 pounds of lead for a total production of 493,636 silver equivalent ounces compared to 1,432,312 silver equivalent ounces in 2018.

Silver grades and recoveries during 2019 averaged 119 g/t and 74%, respectively, compared to 132 g/t and 69%, in 2018. During 2019, lead grades and recoveries averaged 2.3% and 62%, respectively, compared to 2.9 g/t and 56%, in 2018.

During the year cash cost was $28.26 per ounce, compared to $17.10 per ounce in the previous year. AISC during the year was $37.77 per ounce from $27.49 per ounce in the previous year. The increase was primarily attributed to the decrease in silver ounces produced.

In 2019, a total of 4,277 metres of development and 16,968 metres of diamond drilling were completed in 68 holes compared to 11,493 metres of development and 21,305 metres of diamond drilling in 2018.

Following an extensive review of the Del Toro operation, the Company has decided to temporarily suspend mining and milling operations in 2020 in order to improve overall operating cash flows and profit margins while focusing on an expanded drill program in the area. This expanded program will include approximately 22,450 metres of drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart. In the meantime, the Company will continue evaluating mining methods and metallurgical testwork on the San Juan Cuerpo 3 orebody which contains a large zinc mineral resource.

Additionally, the Company will continue supporting CSR projects and activities to assist the communities and local stakeholders and partners in the communities surrounding the Del Toro mine.

First Majestic Silver Corp. 2019 Annual Report	Page 23

2019Q4 vs. 2019Q3

During the fourth quarter, the Del Toro mine produced 82,752 ounces of silver and 914,370 pounds of lead for a total of 133,042 silver equivalent ounces, a 6% increase compared to 125,557 silver equivalent ounces produced in the previous quarter due to a 14% increase in average silver grades, slightly offset by a 5% decrease in tonnes milled.

Silver grades and recoveries during the quarter averaged 131 g/t and 74%, respectively. Lead grades and recoveries averaged 2.71% and 58%, respectively, compared to 115 g/t and 63% in the prior quarter.

Cash cost and AISC per ounce for the quarter were $28.62 and $38.84, respectively, a slight decrease compared to $29.83 and $39.77, per ounce in the previous quarter. The decrease was primarily attributed to the increase in silver ounces produced.

In the fourth quarter, a total of 1,135 metres of development were completed compared to 1,140 metres in the third quarter and one surface rig and two underground rigs completed 7,200 metres in 22 holes compared to 5,583 metres of drilling in the previous quarter.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company received the final permit for the new tailings impoundment facility on August 12, 2019 and will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping and de-watering of the underground mine, preparation for closure of the tailings dam and water treatment.

First Majestic Silver Corp. 2019 Annual Report	Page 24

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended December 31, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2019	2018	Variance %

Revenues	$96,476	$74,128	30%	(1)
Mine operating costs
Cost of sales	55,033	56,230	(2)%	(2)
Depletion, depreciation and amortization	17,502	26,925	(35)%	(3)
	72,535	83,155	(13)%

Mine operating earnings (loss)	23,941	(9,027)	365%	(4)

General and administrative expenses	7,644	5,942	29%	(5)
Share-based payments	1,907	943	102%
Mine holding costs	4,409	636	NM	(6)
Impairment of non-current assets	58,739	168,028	(65)%	(7)
Acquisition costs	—	16	(100)%
Foreign exchange (gain) loss	(1,947)	1,684	NM
Operating (loss) earnings	(46,811)	(186,276)	75%
Investment and other income	1,475	1,095	35%
Finance costs	(3,940)	(3,388)	16%
(Loss) earnings before income taxes	(49,276)	(188,569)	74%
Current income tax expense	10,487	724	NM
Deferred income tax recovery	(19,817)	(24,850)	(20)%
Income tax recovery	(9,330)	(24,126)	(61)%	(8)
Net loss for the period	($39,946)	($164,443)	(76)%	(9)

Earnings (loss) per share (basic and diluted)	($0.19)	($0.85)	(77)%	(9)

NM - Not meaningful

1.	Revenues in the quarter increased 30% compared to the same quarter of the previous year primarily attributed to:

•	a 21% increase in average realized price per ounce of silver sold of $17.46 compared to $14.47 per ounce in the fourth quarter of 2018, resulting in a $18.3 million increase in revenues; and

•
a 6% increase in payable equivalent silver ounces sold at market prices compared to the same quarter of the prior year, resulting in a $9.9 million increase in revenues. Payable equivalent silver ounces sold was negatively impacted in the fourth quarter of last year due to the bankruptcy of one of the refineries used by the Company, which resulted in a loss of approximately 758,000 silver equivalent ounces of inventory.

2.	Cost of sales in the quarter decreased 2% or $1.2 million compared to the same quarter of the previous year as a result of the following factors:

•	a $6.3 million decrease in production costs, primarily due to temporary suspension of operating activities at the La Parrilla mine and San Martin mine;
Partially offset by:

•	a $3.2 million increase in change in inventories due to timing of shipments.

3.	Depletion, depreciation and amortization in the quarter decreased $9.4 million or 35% compared to the same quarter of the previous year primarily as a result of:

•	a $6.5 million decrease at the La Parrilla mine primarily due to the impairment charge taken at the end of 2018 and temporary suspension of milling activities effective September 2, 2019; and

First Majestic Silver Corp. 2019 Annual Report	Page 25

•	a $1.5 million decrease due to temporary suspension of operating activities at the San Martin mine since July 1, 2019.

4.
Mine operating earnings during the quarter increased by $33.0 million to $23.9 million compared to a loss of $9.0 million in the fourth quarter of 2018. The increase was primarily attributable to improved metal prices and an increased allocation of production from the Company's more profitable operations.

5.
General and administrative expenses increased $1.7 million or 29% compared to the same quarter of 2018, primarily attributed to an increase in salaries and benefits associated with the addition of certain senior positions and legal costs associated with fiscal audits in Mexico.

6.	Mine holding costs increased by $3.8 million compared to the same quarter of 2018, primarily due to the temporary suspension of milling activities at the La Parrilla mine effective September 2, 2019.

7.
Impairment on non-current assets: In the fourth quarter, the Company recorded an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to the La Encantada mine. Impairment charge in the fourth quarter of 2018 was $168.0 million, or $130.6 million net of tax, as a result of an impairment charge on the La Parrilla and Del Toro mine due to decrease in estimated Reserves and Resources amidst a decline in metal prices and increased operating costs

8.
During the quarter, the Company recorded an income tax recovery of $9.3 million compared to an income tax recovery of $24.1 million in the fourth quarter of 2018. The decrease in income tax recovery was attributed primarily to a decrease in net loss before taxes, offset by a decrease in value of tax loss carryforwards and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

9.	As a result of the foregoing, net loss for the quarter was $39.9 million (EPS of ($0.19)) compared to net loss of $164.4 million (EPS of ($0.85)) in the same quarter of the prior year.

First Majestic Silver Corp. 2019 Annual Report	Page 26

For the year ended December 31, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2019	2018	2017	'19 vs '18

Revenues	$363,944	$300,929	$252,288	21%	(1)
Mine operating costs
Cost of sales	232,146	219,162	159,265	6%	(2)
Depletion, depreciation and amortization	65,584	93,667	77,045	(30)%	(3)
	297,730	312,829	236,310	(5)%

Mine operating earnings (loss)	66,214	(11,900)	15,978	NM	(4)

General and administrative	26,800	21,428	17,493	25%	(5)
Share-based payments	8,325	7,375	8,295	13%
Impairment of non-current assets	58,739	199,688	65,500	(71)%	(6)
Acquisition costs	—	4,893	—	(100)%	(7)
Mine holding costs	7,579	2,109	—	28%	(8)
Foreign exchange (gain) loss	(3,243)	1,874	(4,314)	NM
Operating loss	(31,986)	(249,267)	(70,996)	(87)%
Investment and other income (loss)	8,109	(744)	(34)	NM	(9)
Finance costs	(15,147)	(13,036)	(4,271)	16%
Loss before income taxes	(39,024)	(263,047)	(75,301)	(85)%
Current income tax expense	16,423	2,148	7,177	NM
Deferred income tax recovery	(14,973)	(61,031)	(29,206)	(75)%
Income tax expense (recovery)	1,450	(58,883)	(22,029)	102%	(10)
Net loss for the period	($40,474)	($204,164)	($53,272)	(80)%	(11)

Loss per share (basic and diluted)	($0.20)	($1.11)	($0.32)	(82)%	(11)

NM - Not meaningful

1.	Revenues in the year ended December 31, 2019 increased by $63.0 million or 21% compared to the previous year due to the following significant contributors:

•
Silver equivalent ounces sold increased by 15% compared to the previous year resulting in an increase in revenues of $39.1 million, primarily attributed to an increase in production from a full year of operations at San Dimas compared to eight months in the same period of 2018;

•	a 6% increase in average realized price per ounce of silver sold of $16.40 compared to $15.53 per ounce in 2018, resulting in a $21.3 million increase in revenues; and

•
Smelting and refining costs decreased from $7.5 million ($0.65 per ounce) to $4.9 million ($0.37 per ounce) due to a higher volume of doré production from San Dimas and Santa Elena and lower concentrate and treatment charges due to the temporary suspension of activities at La Parrilla.

2.	Cost of sales in the year increased $13.0 million or 6% compared to 2018 as a result of the following factors:

•	$39.3 million increase in cost of sales as a result of full year of operations from the San Dimas mine, compared to eight months in the same period of 2018;
Partially offset by:

•	a $10.6 million decrease due to temporary suspension of operating activities at the La Parrilla mine;

•	a $9.8 million decrease due to suspension of operating activities at the San Martin mine since July 1, 2019; and

•	a $6.1 million reduction in cost of sales year over year pursuant to the La Guitarra mine being placed on care and maintenance effective August 3, 2018.

First Majestic Silver Corp. 2019 Annual Report	Page 27

3.	Depletion, depreciation and amortization in the year decreased $28.1 million or 30% compared to the previous year primarily due to:

•	a $21.5 million decrease at the La Parrilla mine due to the impairment charge taken at the end of 2018 and temporary suspension of milling activities effective September 2, 2019; and

•	a reduction of $4.4 million at the La Guitarra mine pursuant to the mine being placed on care and maintenance effective August 3, 2018;
Partially offset by:

•	a $9.4 million increase at the San Dimas mine as a result of a full year of operations in the current year.

4.
Mine operating earnings during the year ended December 31, 2019 increased $78.1 million compared to 2018. The increase was primarily attributed to a full year of operations from the San Dimas mine, which increased its operating earnings by $44.1 million compared to the prior year, as well as improved metal prices and an increased allocation of production from the Company's more profitable operations.

5.
General and administrative expenses increased $5.4 million or 25% during the year compared to 2018, primarily attributed to an increase in salaries and benefits associated with the addition of certain senior positions, incremental general and administrative costs following the acquisition and integration of Primero, legal costs associated with fiscal tax audits in Mexico and First Silver litigation recovery efforts, as well as higher depreciation and amortization costs associated with increase in right-of-use assets.

6.
Impairment on non-current assets: In the fourth quarter, the Company recorded an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to the La Encantada mine. During the year ended December 31, 2018, the Company recognized a total impairment charge of $199.7 million, or $151.1 million net of tax. Due to a reduction in estimated Reserves and Resources as a result of a decline in long-term metal price forecasts and increase in operating costs, the Company was required to record an impairment charge of $111.8 million and $56.3 million on its two concentrates producing mines, La Parrilla and Del Toro, respectively.

7.
Acquisition costs of $4.9 million in the prior year was related to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

8.
Mine holding costs for the year increased to $7.6 million due to a full year of care and maintenance costs incurred for the La Guitarra mine as compared to five months in the prior year since the mine was placed under care and maintenance on August 3, 2018, as well as temporarily suspension of milling operations at the La Parrilla mine effective September 2, 2019.

9.	Investment and other income for the year increased $8.9 million compared to the prior year primarily due to:

•	a gain on investment in marketable securities of $0.5 million in the current year compared to a loss of $4.7 million in the prior year;

•	interest and other income increased by $2.7 million due to an increase in interest income attributed to higher cash and cash equivalent holdings and interest from VAT recoveries; and

•	a gain from investment in silver future derivatives of $1.2 million in the current year compared to $0.3 million in the prior year.

10.
During the year ended December 31, 2019, the Company recorded a net income tax expense of $1.5 million, compared to an income tax recovery of $58.9 million in 2018. The increase in income tax expense was primarily driven by a decrease in net loss before tax, offset by a decrease in value of tax loss carryforwards and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances

11.	As a result of the foregoing, net loss for the year ended December 31, 2019 was $40.5 million (EPS of ($0.20)), compared to a loss of $204.2 million (EPS of ($1.11)) in the prior year.

First Majestic Silver Corp. 2019 Annual Report	Page 28

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2019				2018
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$96,476	$96,989	$83,669	$86,810	$74,128	$88,521	$79,687	$58,593
Cost of sales	$55,033	$54,994	$62,772	$59,347	$56,230	$63,966	$59,285	$39,681
Depletion, depreciation and amortization	$17,502	$14,181	$16,691	$17,210	$26,925	$24,701	$22,706	$19,335
Mine operating earnings (loss)	$23,941	$27,814	$4,206	$10,253	($9,027)	($146)	($2,304)	($423)
Net (loss) earnings after tax	($39,946)	$8,559	($11,967)	$2,880	($164,443)	$5,904	($40,033)	($5,592)
(Loss) Earnings per share - basic	($0.19)	$0.04	($0.06)	$0.01	($0.85)	$0.03	($0.22)	($0.03)
(Loss) Earnings per share - diluted	($0.19)	$0.04	($0.06)	$0.01	($0.85)	$0.03	($0.22)	($0.03)

During the fourth quarter of 2019, mine operating earnings were $23.9 million compared to $27.8 million in the previous quarter. The decrease in mine operating earnings was primarily due to a $3.3 million increase in depletion, depreciation and amortization as a result of an increase in throughputs at San Dimas and La Encantada, as well as increase in right-of-use asset depreciation during the quarter. Net loss for the quarter was $39.9 million compared to net earnings of $8.6 million in the previous quarter. Net loss in the quarter was attributable to an impairment of non-current assets of $58.7 million, or $52.4 million net of tax, relating to the La Encantada mine.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2019, the Company had cash and cash equivalents of $169.0 million, an increase of $112.0 million compared to December 31, 2018. The Company's cash and cash equivalents comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at December 31, 2019 was $171.1 million compared to $108.1 million at December 31, 2018. Total available liquidity at December 31, 2019 was $226.2 million (@see page 34), including $55.0 million of undrawn revolving credit facility.

In December 2018, and subsequently amended in August 2019, the Company filed prospectus supplements to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares would be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the year ended December 31, 2019, First Majestic sold 11,172,982 common shares of the Company under the ATM program at an average price of $7.55 per share for gross proceeds of $84.4 million, or net proceeds of $81.9 million after costs. Subsequent to year end, the Company sold an additional 1,277,838 common shares under the ATM program at an average price of $10.81 per share for gross proceeds of $13.8 million.

First Majestic Silver Corp. 2019 Annual Report	Page 29

The following table summarizes the Company's cash flow activity during the period:

	Year Ended December 31,
	2019	2018
Cash flow
Cash generated by operating activities	140,025	33,262
Cash used in investing activities	(116,934)	(117,041)
Cash generated by financing activities	87,680	25,443
Increase (decrease) in cash and cash equivalents	110,771	(58,336)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	1,225	(2,792)
Cash and cash equivalents, beginning of the year	57,013	118,141
Cash and cash equivalents, end of year	$169,009	$57,013

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2019 are summarized as follows:

•	Cash provided from operating activities of $140.0 million, primarily due to:

•	$108.9 million in operating cash flows from operating activities before movements in working capital and taxes;

•	a $30.0 million decrease in value added taxes receivable as the Mexican tax authorities have made good progress in releasing payments to San Dimas filings that were in arrears; and

•	net of $6.2 million in income taxes paid during the year.

•	Cash used in investing activities of $116.9 million, primarily related to:

•	$77.0 million spent on mine development and exploration activities;

•	$41.6 million spent on purchase of property, plant and equipment;

•	$1.7 million spent on deposits on non-current assets; and

•	net of $2.6 million realized gain on settlement of silver futures.

•	Cash provided from financing activities of $87.7 million, primarily consists of the following:
•$81.9 million of net proceeds from the issuance of shares through the ATM;
•$16.7 million of net proceeds from the exercise of stock options;
net of:
•$5.7 million payment of financing costs; and
•$5.2 million on repayment of lease obligations.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2019 and December 31, 2018, the Company was fully in compliance with these covenants.

First Majestic Silver Corp. 2019 Annual Report	Page 30

Contractual Obligations and Commitments

As at December 31, 2019, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$59,123	$59,123	$—	$—	$—
Debt facilities	188,439	4,209	26,263	157,967	—
Equipment financing obligations	22,561	6,829	7,778	7,954	—
Other liabilities	4,405	—	—	—	4,405
Purchase obligations and commitments	12,527	11,827	700	—	—
	$287,055	$81,988	$34,741	$165,921	$4,405

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2019, value added taxes (“VAT”) receivable was $29.6 million (2018 - $59.7 million). Substantially, all of the historical VAT balances in arears for Primero Empresa Minera, S.A. de C.V. ("PEM") have been recovered during 2019. Majority of the remaining balance of VAT receivable are now in a normal range of three to six months and the Company fully expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

First Majestic Silver Corp. 2019 Annual Report	Page 31

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2019
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$14,182	$56	$—	$3,010	($1,529)	$—	$15,719	$1,572
Mexican peso	9,000	—	20,700	—	(33,635)	27,000	23,065	2,307
	$23,182	$56	$20,700	$3,010	($35,164)	$27,000	$38,784	$3,878

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				December 31, 2019
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$65	$—	$38	$—	$103
Metals in doré and concentrates inventory	90	238	6	—	334
	$155	$238	$44	$—	$437

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver

First Majestic Silver Corp. 2019 Annual Report	Page 32

recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advanced Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying

First Majestic Silver Corp. 2019 Annual Report	Page 33

the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $188.3 million, before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $260.9 million inclusive of interest, inflation, and penalties. The key items, in addition to the view that PEM should pay taxes based on the market price of silver, also include denial of the deductibility of interest expense and service fees in Mexico, all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, as well as in proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The APA remains valid and legally binding and the Company will continue vigorously disputing these reassessments. Based on the Company’s assessments with third party advisors, the Company believes Primero’s tax filings were appropriate and continues to believe its tax filing position based upon the APA is correct and, therefore, no liability has been recognized in the financial statements.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $19.6 million as non-current at December 31, 2019 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments
In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $8.2 million and $6.7 million, respectively.  The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.  The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the U.S. Court of Appeals for the Ninth Circuit Court (the “Ninth Circuit”) on September 8, 2017. On September 17, 2019, a majority of the Ninth Circuit affirmed the district ruling dismissing the securities class action suit against Primero. A further petition by the plaintiffs for a rehearing "en banc" (a full rehearing of the appeal by 11 of the 29 judges on the Ninth Circuit) was denied on October 24, 2019. The period for plaintiffs to respond by filing a petition for a writ of certiorari with the U.S. Supreme Court has now expired and we consider that this matter has concluded in the Company's favour.

First Silver litigation
In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.8 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the

First Majestic Silver Corp. 2019 Annual Report	Page 34

Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2019, the Company has not accrued any of the remaining $62.8 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

No shares were repurchased during the year ended December 31, 2019. During the year ended December 31, 2018, the Company repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Off-Balance Sheet Arrangements

At December 31, 2019, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the year ended December 31, 2019.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 209,766,476 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. With the exception of the adoption of IFRS 16 - "Leases" as outlined in Note 2 and Note 3 of the Company's consolidated financial statements for the year ended December 31, 2019, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2018.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2019
Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

First Majestic Silver Corp. 2019 Annual Report	Page 35

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied retrospectively to all business combination and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020, with early application permitted. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Amendments to IAS 1 and IAS 8 Definition of Material
The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of obscuring material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from could influence to could reasonably be expected to influence.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term material to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

Amendments to References to the Conceptual Framework in IFRS Standards

Together with the revised Conceptual Framework, which became effective upon publication on March 29, 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after January 1, 2020, with early application permitted.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

First Majestic Silver Corp. 2019 Annual Report	Page 36

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2019 Annual Report	Page 37

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	Del Toro	Consolidated
Mining cost	$9,803	$4,410	$2,653	$964	$17,830
Milling cost	4,664	6,486	4,394	705	16,249
Indirect cost	8,714	2,629	2,661	1,169	15,173
Total production cost (A)	$23,182	$13,524	$9,708	$2,838	$49,252
Add: transportation and other selling cost	317	81	83	52	641
Add: smelting and refining cost	448	162	203	138	951
Add: environmental duty and royalties cost	202	127	34	7	370
Total cash cost before by-product credits (B)	$24,149	$13,894	$10,028	$3,035	$51,214
Deduct by-product credits attributed to:
Gold by-product credits	(22,895)	(14,759)	(74)	3	(37,725)
Lead by-product credits	—	—	—	(788)	(795)
Zinc by-product credits	—	—	—	—	(50)
Total by-product credits	($22,895)	($14,759)	($74)	($785)	($38,570)
Total cash cost (C)	$1,254	($865)	$9,954	$2,250	$12,644
Workers’ participation	1,930	59	78	45	2,413
General and administrative expenses	—	—	—	—	7,230
Share-based payments	—	—	—	—	1,907
Accretion of decommissioning liabilities	186	52	148	55	603
Sustaining capital expenditures	8,879	2,818	1,645	679	15,090
Operating lease payments	57	205	637	25	1,198
All-In Sustaining Costs (D)	$12,306	$2,269	$12,462	$3,054	$41,085
Payable silver ounces produced (E)	1,657,891	618,702	983,680	78,614	3,338,887
Tonnes milled (F)	182,265	196,640	221,049	26,528	626,482

Total cash cost per ounce, before by-product credits (B/E)	$14.55	$22.46	$10.19	$38.60	$15.33
Total cash cost per ounce (C/E)	$0.74	($1.40)	$10.12	$28.62	$3.73
All-in sustaining cost per ounce (D/E)	$7.41	$3.66	$12.67	$38.84	$12.25
Production cost per tonne (A/F)	$127.19	$68.77	$43.92	$106.99	$78.62

First Majestic Silver Corp. 2019 Annual Report	Page 38

(expressed in thousands of U.S. dollars,		Three Months Ended December 31, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$10,868	$4,613	$1,618	$2,123	$2,520	$1,851	$23,591
Milling cost	4,065	5,423	3,559	1,899	2,492	1,493	18,930
Indirect cost	4,691	2,074	1,690	1,551	1,587	1,415	13,007
Total production cost (A)	$19,623	$12,110	$6,866	$5,573	$6,598	$4,759	$55,529
Add: transportation and other selling cost	221	95	35	50	176	57	684
Add: smelting and refining cost	308	131	89	107	556	188	1,373
Add: environmental duty and royalties cost	140	93	14	38	27	11	324
Total cash cost before by-product credits (B)	$20,292	$12,429	$7,007	$5,768	$7,357	$5,015	$57,913
Deduct by-product credits attributed to:
Gold by-product credits	(19,494)	(13,032)	(19)	(1,567)	(219)	—	(34,274)
Lead by-product credits	—	—	—	—	(1,601)	(1,075)	(2,676)
Zinc by-product credits	—	—	—	—	(1,414)	—	(1,414)
Total by-product credits	($19,494)	($13,032)	($19)	($1,567)	($3,234)	($1,075)	($38,364)
Total cash cost (C)	$798	($603)	$6,988	$4,201	$4,123	$3,940	$19,549
Workers’ participation	941	64	324	62	75	67	1,532
General and administrative expenses	—	—	—	—	—	—	5,593
Share-based payments	—	—	—	—	—	—	943
Accretion of decommissioning liabilities	90	53	65	48	58	50	394
Sustaining capital expenditures	5,482	1,724	1,004	1,183	2,072	1,325	13,376
All-In Sustaining Costs (D)	$7,311	$1,238	$8,381	$5,494	$6,328	$5,382	$41,387
Payable silver ounces produced (E)	1,365,661	567,186	447,833	404,119	298,821	142,248	3,225,868
Tonnes milled (F)	172,641	221,945	206,812	66,924	125,751	56,200	850,272

Total cash cost per ounce, before by-product credits (B/E)	$14.86	$21.91	$15.64	$14.27	$24.62	$35.25	$17.95
Total cash cost per ounce (C/E)	$0.58	($1.06)	$15.60	$10.40	$13.80	$27.69	$6.06
All-in sustaining cost per ounce (D/E)	$5.35	$2.18	$18.70	$13.60	$21.18	$37.83	$12.83
Production cost per tonne (A/F)	$113.66	$54.55	$33.20	$83.27	$52.47	$84.67	$65.31

First Majestic Silver Corp. 2019 Annual Report	Page 39

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$39,230	$17,922	$8,374	$3,390	$5,097	$3,621	$77,633
Milling cost	20,568	25,473	18,139	3,210	4,671	2,734	74,796
Indirect cost	31,420	9,330	9,141	2,690	3,467	4,070	60,118
Total production cost (A)	$91,219	$52,725	$35,654	$9,290	$13,235	$10,425	$212,548
Add: transportation and other selling cost	1,138	258	302	85	558	178	2,737
Add: smelting and refining cost	1,234	526	670	142	1,812	508	4,892
Add: environmental duty and royalties cost	739	472	102	52	45	27	1,437
Total cash cost before by-product credits (B)	$94,330	$53,981	$36,728	$9,569	$15,650	$11,138	$221,614
Deduct by-product credits attributed to:
Gold by-product credits	(85,468)	(55,211)	(197)	(2,105)	(42)	(6)	(143,029)
Lead by-product credits	—	—	—	—	(3,997)	(2,991)	(6,988)
Zinc by-product credits	—	—	—	—	(3,517)	—	(3,517)
Total by-product credits	($85,468)	($55,211)	($197)	($2,105)	($7,556)	($2,997)	($153,534)
Total cash cost (C)	$8,862	($1,230)	$36,531	$7,464	$8,094	$8,141	$68,080
Workers’ participation	7,552	209	313	489	244	99	9,036
General and administrative expenses	—	—	—	—	—	—	25,164
Share-based payments	—	—	—	—	—	—	8,325
Accretion of decommissioning liabilities	744	207	591	237	282	219	2,409
Sustaining capital expenditures	28,378	7,842	4,546	2,091	4,937	2,322	51,203
Operating lease payments	221	318	701	112	99	99	2,397
All-In Sustaining Costs (D)	$45,757	$7,346	$42,682	$10,393	$13,656	$10,880	$166,614
Payable silver ounces produced (E)	6,302,519	2,433,169	3,071,077	555,039	519,311	288,073	13,169,187
Tonnes milled (F)	691,576	875,435	890,008	101,362	167,535	106,083	2,831,999

Total cash cost per ounce, before by-product credits (B/E)	$14.97	$22.19	$11.96	$17.24	$30.14	$38.66	$16.83
Total cash cost per ounce (C/E)	$1.41	($0.51)	$11.89	$13.45	$15.59	$28.26	$5.16
All-in sustaining cost per ounce (D/E)	$7.26	$3.02	$13.90	$18.73	$26.29	$37.77	$12.64
Production cost per tonne (A/F)	$131.90	$60.23	$40.06	$91.65	$78.99	$98.29	$75.05

First Majestic Silver Corp. 2019 Annual Report	Page 40

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$28,145	$18,192	$5,948	$8,514	$9,987	$7,027	$2,430	$80,244
Milling cost	10,509	24,007	16,184	7,645	9,295	6,092	1,621	75,354
Indirect cost	12,474	9,078	7,467	5,948	6,223	5,637	2,537	49,364
Total production cost (A)	$51,128	$51,278	$29,599	$22,107	$25,505	$18,757	$6,589	$204,962
Add: transportation and other selling cost	528	525	167	353	802	456	368	3,399
Add: smelting and refining cost	773	506	336	396	2,903	1,942	636	7,492
Add: environmental duty and royalties cost	405	429	53	173	112	63	54	1,289
Total cash cost before by-product credits (B)	$52,834	$52,737	$30,154	$23,029	$29,322	$21,218	$7,647	$217,141
Deduct: By-product credits attributed to
Gold by-product credits	(52,418)	(51,617)	(130)	(6,599)	(930)	—	(4,307)	(116,001)
Lead by-product credits	—	—	—	—	(5,883)	(8,485)	—	(14,368)
Zinc by-product credits	—	—	—	—	(6,210)	—	—	(6,210)
Total by-product credits	($52,418)	($51,617)	($130)	($6,599)	($13,023)	($8,485)	($4,307)	($136,579)
Total cash cost (C)	$416	$1,120	$30,024	$16,430	$16,299	$12,733	$3,340	$80,562
Workers’ participation	3,984	346	568	313	298	291	(24)	5,775
General and administrative expenses	—	—	—	—	—	—	—	20,573
Share-based payments	—	—	—	—	—	—	—	7,375
Accretion of decommissioning liabilities	225	221	270	203	242	208	125	1,494
Sustaining capital expenditures	16,793	8,387	7,183	4,467	8,020	7,239	2,060	56,731
All-In Sustaining Costs (D)	$21,418	$10,074	$38,045	$21,413	$24,859	$20,471	$5,501	$172,510
Payable silver ounces produced (E)	3,618,248	2,221,023	1,597,325	1,744,393	1,270,327	744,744	340,973	11,537,034
Tonnes milled (F)	435,289	899,370	916,894	284,656	491,637	267,170	80,435	3,375,452

Total cash cost per ounce, before by-product credits (B/E)	$14.60	$23.74	$18.88	$13.20	$23.08	$28.49	$22.42	$18.82
Total cash cost per ounce (C/E)	$0.11	$0.50	$18.80	$9.42	$12.83	$17.10	$9.79	$6.98
All-in sustaining cost per ounce (D/E)	$5.92	$4.54	$23.82	$12.28	$19.57	$27.49	$16.13	$14.95
Production cost per tonne (A/F)	$117.46	$57.01	$32.28	$77.66	$51.88	$70.20	$81.91	$60.71

First Majestic Silver Corp. 2019 Annual Report	Page 41

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Revenues as reported	$96,476	$74,128	$363,944	$300,929
Add back: smelting and refining charges	950	1,371	4,891	7,491
Gross revenues	97,426	75,499	368,835	308,420
Less: Sandstorm gold revenues	(1,078)	(855)	(4,200)	(4,051)
Less: Wheaton gold revenues	(6,969)	(5,071)	(26,994)	(13,176)
Less: Wheaton silver revenues	—	—	—	(1,953)
Gross revenues, excluding Sandstorm, Wheaton (A)	$89,379	$69,573	$337,641	$289,240

Payable equivalent silver ounces sold	6,125,349	5,558,896	24,509,434	21,341,692
Less: Payable equivalent silver ounces sold to Sandstorm	(200,479)	(159,122)	(789,783)	(723,526)
Less: Payable equivalent silver ounces sold to Wheaton	(804,896)	(591,677)	(3,126,715)	(1,989,514)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	5,119,974	4,808,097	20,592,936	18,628,652

Average realized price per ounce of silver sold (A/B)(1)	$17.46	$14.47	$16.40	$15.53
Average market price per ounce of silver per COMEX	$17.33	$14.55	$16.20	$15.74

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Operating Cash Flows before Working Capital and Taxes	$32,875	$10,991	$108,915	$61,561
Weighted average number of shares on issue - basic	205,753,770	193,669,968	201,615,489	183,650,405
Cash Flow per Share	$0.16	$0.06	$0.54	$0.34

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2019 Annual Report	Page 42

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Net loss as reported	($39,946)	($164,443)	($40,474)	($204,164)
Adjustments for non-cash or unusual items:
Deferred income tax recovery	(19,817)	(24,850)	(14,973)	(61,031)
Share-based payments	1,907	943	8,325	7,375
(Gain) loss from investment in derivatives and marketable securities	(243)	925	(1,765)	4,704
(Recovery) write-down of mineral inventory	(355)	1,316	(2,578)	2,329
Impairment of non-current assets	58,739	168,028	58,739	199,688
Inventory loss due to Republic Metals Chapter 11 bankruptcy	—	7,520	—	7,520
Primero acquisition costs	—	16	—	4,893
Adjusted net earnings (loss)	$285	($10,545)	$7,274	($38,686)
Weighted average number of shares on issue - basic	205,753,770	193,669,968	201,615,489	183,650,405
Adjusted EPS	$0.00	($0.05)	$0.04	($0.21)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	December 31, 2019	December 31, 2018
Current Assets	$242,979	$166,274
Less: Current Liabilities	(71,853)	(58,137)
Working Capital	$171,126	$108,137
Available Undrawn Revolving Credit Facility	55,031	55,031
Available Liquidity	$226,157	$163,168

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2019 Annual Report	Page 43

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2019.

The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 18, 2020 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood

First Majestic Silver Corp. 2019 Annual Report	Page 44

of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the

First Majestic Silver Corp. 2019 Annual Report	Page 45

Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2019 Annual Report	Page 46